UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2021

NORTHERN STAR INVESTMENT CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39929	85-3909728
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

(Address of Principal Executive Offices) (Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one redeemable warrant	NSTB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	NSTB	The New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A Common Stock at an exercise price of $11.50 per share	NSTB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

As previously announced, Northern Star Investment Corp. II, a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (“Merger Agreement”) by and among Northern Star, NISC II-A Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, NISC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star, Apex Clearing Holdings LLC, a Delaware limited liability company (“Apex”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company. Pursuant to the Merger Agreement, the parties will enter into a business combination transaction, as a result of which Apex will become a wholly-owned subsidiary of Northern Star, with the members of Apex becoming stockholders of Northern Star.

Attached as Exhibit 99.1 to this Current Report on Form 8-K is a transcript of Bloomberg TV’s interview of William Capuzzi, the Chief Executive Officer of Apex.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information

NORTHERN STAR AND APEX AND THEIR RESPECTIVE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING ITS FINAL PROSPECTUS DATED JANUARY 25, 2021, FILED WITH THE SEC ON JANUARY 27, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR INTENDS TO FILE WITH THE SEC, WHICH WILL INCLUDE A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT.

INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND APEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND APEX ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC2.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR INVESTMENT CORP. II, C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR APEX, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS CURRENT REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER NORTHERN STAR NOR APEX UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE APEX’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND APEX’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS CURRENT REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN NORTHERN STAR AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN NORTHERN STAR.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN NORTHERN STAR’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND APEX, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND APEX OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR APEX UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Interview Transcript.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2021	NORTHERN STAR INVESTMENT CORP. II

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

File No. 001-39929

The following is a transcript of Bloomberg TV’s interview of William Capuzzi, the Chief Executive Officer of Apex.

Bill Capuzzi, Bloomberg Interview

3/11/2021

Host #1 (00:06):

Joining us now, Bill Capuzzi, CEO of Apex Clearing, which recently went public via SPAC. Apex was also an early partner with Robinhood on clearing. And is the clearinghouse for Webull as well? I believe so, Bill. Great to have you give us your thoughts on the realistic path to a T plus one, and then maybe eventually real-time settlement.

Bill Capuzzi (00:26):

Yeah. Thanks. First of all, thanks for having me on, before we get into that. One of the things I did want to just explain is what is Apex, right? So we are the FinTech for FinTechs. The focus for the firm is to provide a platform. You mentioned Webull, folks like Ally, SoFi, that sit on top of us and use Apex as its sort of platform to provide an investment solution. And we have roughly a little over 200 clients on Apex platform. We support about 15 million end customers. And so to the point about the settlement cycle, I couldn’t agree with Vlad more in that if you think about a trade done today for a retail customer, right, that trade does not settle until Monday, right? So T plus two, that’s the way that the settlement cycle works today and that’s, those are the greatest financial system in the world, and the best we can do as an industry is settle trades T plus two.

Host #2:

Well, I mean, there seems to be a little bit of progress there, Bill, and I mean, when you’re talking about I guess individual stocks, particularly on a smaller scale like this, going to same day settlement makes a lot of sense. There has been some concern here about when you fold and options and some of these more complex instruments here, you do need that time to make sure that everything’s copacetic and nobody’s getting ripped off here. How do you make sure as Apex, how do you make sure that whatever settlement we’re at here, that when you have the two parties on these trades, that they’re both getting the deal that they thought they were getting?

Bill Capuzzi:

Yeah, look, that’s a great question. And, and, you know, first of all, I’d say is, you know, the, the focus for Apex again is around real time, right? Removing all the friction from the system. And so that settlement cycle today, you talked about options, equities, think about the way a cryptocurrency executes in clears today, it’s real time. So there is precedent out there when you think about cryptocurrency and it’s a safe, secure function by which people execute and hold crypto currencies today, the same concept could hold true for an equity or an option. You know, the challenge that we have from an industry standpoint is the industry, right? When you think about big banks that are out there today, they’re sitting on old infrastructure, right? It’s a batch system. And so, yeah, there’s, there needs to be time to make sure things match up and pair up. But the biggest challenge that the industry has as it relates to getting to a more real-time world is more around the aging infrastructure of, of how these big banks work today.

Host #3 (03:03):

Bill, let’s talk about, as the companies that you service, you bring infrastructure to—the startups that then grow, how do you see them through their life cycle? Because as we just mentioned, when we introduced you, you had a close relationship…you were there with Robinhood at the start and then Robinhood had decided to get in house clearing. What happens when these companies hit that sort of scale and size? Is it always that they’ll go and take that what you provide in house?

Bill Capuzzi (03:27):

Well, look, one thing is, I’d say if Vlad was sitting next to me today, one thing, the first thing he’d say is there would be no Robinhood today without Apex. And then the second thing he would say is what Apex does is really complicated, right? He took this on himself and had some challenges as it relates to it. And that’s why there’s a perfect marriage between us and our clients, right? So it takes somebody like a Stash. Their focus is on how to provide an amazing experience to the end customer. Our job is to effectively make that come to life right behind the scenes and, you know, take care of all the rules and the regulations. And the, and we talked about settlement cycles and open accounts in seconds with no paperwork, make the process incredibly efficient, allow them to focus on creating a great experience for the end customer and let us take care of all the things behind the scenes

Host #1 (04:23):

Bill. It was interesting. We’ve had a lot of conversations with Robinhood with Webull. And I’m curious if you can give us some insight into the conversations you were having with market participants in the height of the retail frenzy. When you know, those platforms said that they didn’t want to stop trading, but their hands were tied because the clearing house had raised their margin requirements. Can you just talk to us about how much those requirements were raised? And if there was any point that you were really worried about systemic risk in the system?

Bill Capuzzi (04:54):

Yeah. So let’s start with systemic risks in the system, for sure. Right. So, you know, you’d go back to that day and you looked out at the major players out there, Schwab interactive brokers, like you said, Robin hood, and there was pausing. people didn’t understand what was happening and, you know, to give you some perspective, I’ve been in this business, in the FinTech world, in and around custody and clearing for over 25 years, it was an anomalous thing what was happening. And it’s complicated because you’re talking about the bowels of our industry. And you had names that had margin requirements that were in excess of the value of the stock. Right? So think about this. You had a margin requirement from DTCC. If you owned a hundred dollars worth of GME that day, the margin requirement that was imposed upon the clearing firms was in excess of that amount and pretty anomalous situation. Even if we go back to March and April of last year, tons of volatility in the market, you didn’t see this type of activity, which was specific names that GME, AMC costs that were really driving some really unusual, very unique activity in the market.

Host #3 (06:19):

Talking about activity in the market. Just lastly, we got to ask you about the SPAC that you’re currently undergoing. Why go that route, do you think it’s still the best route to go public?

Bill Capuzzi (06:28):

Yeah, look, you know, this is about us. We continue to grow as a company and there is so much opportunity for us. We, you know, you guys saw the news about Walmart getting into the investing side of things. There’s just an incredible amount of opportunity to continue to democratize investing and for us, right? We’re, we’re all about efficiency. We’re all about removing friction. The process by which a SPAC process was just a great opportunity for us to go from, start to finish as efficiently as possible. And so our expectation is we’ll IPO sometime, hopefully towards the end of may.

Host #2 (07:09):

All right. Well, we wish you the best of luck and we really appreciate you taking time to be with us, Bill. That’s, Bill Capuzzi, Apex Clearing’s CEO. A lot more to come as we count you down to the close.

*******

Forward-Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Apex and Apex’s operating companies following the proposed business combination; (3) changes in the market for Apex’s services, and expansion plans and opportunities; (4) anticipated client retention; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; and (7) expectations related to the terms and timing of the proposed business combination.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Apex’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Apex. These forward-looking statements are subject to a number of risks and uncertainties, including: changes in domestic and foreign business, market, financial, political, regulatory and legal conditions; the inability of the parties to successfully or timely consummate the merger, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to the Apex; Apex’s ability to successfully expand and/or retain its product and service offerings; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Apex presently know or that Northern Star and Apex currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward looking statements reflect Northern Star’s and Apex’s expectations, plans or forecasts of future events and views as of the date of this communication. Northern Star and Apex anticipate that subsequent events and developments will cause Northern Star’s and Apex’s assessments to change. However, while Northern Star and Apex may elect to update these forward-looking statements at some point in the future, Northern Star and Apex specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Apex’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and Apex, the proposed transactions or other matters and attributable to Northern Star and Apex or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Important Information for Investors and Stockholders

In connection with the proposed business combination, Northern Star will file a registration statement on Form S-4, including a proxy statement and prospectus, with the SEC. Additionally, Northern Star will file other relevant materials with the SEC in connection with the business combination. Copies may be Northern Star Investment Corp. II, c/o Graubard Miller, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Security holders of Northern Star are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties thereto.

Participants in the Solicitation

Northern Star and Apex and their respective directors, managers and executive officers, under SEC rules, may be deemed participants in the solicitation of proxies of Northern Star’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s filings with the SEC, including its final prospectus dated January 25, 2021 filed with the SEC on January 27, 2021. Information concerning the interests of persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Northern Star’s stockholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination that Northern Star intends to file with the SEC, which will include a proxy statement and prospectus. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.